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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)

7-ELEVEN, INC.
(Name of Subject Company)

IYG HOLDING COMPANY
SEVEN-ELEVEN JAPAN CO., LTD.
SEVEN & I HOLDINGS CO., LTD.†
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
 Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

†
Seven & I Holdings Co., Ltd. is a filing person solely with respect to the Rule 13e-3 Transaction Statement filed under cover of this Schedule TO.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,283,654,100	$151,089

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $37.50 per Share, net to the seller in cash. According to the Company, as of September 15, 2005, there were 118,139,607 Shares outstanding (treating exercisable options as outstanding), of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 34,320,776 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$120,600	Amount Previously Paid:	$30,489
	Filing Party:	Seven-Eleven Japan Co., Ltd. IYG Holding Company	Filing Party:	Seven & I Holdings Co., Ltd. Seven-Eleven Japan Co., Ltd. IYG Holding Company
	Form or Registration No.:	Schedule TO-T	Form or Registration No.:	Schedule TO-T/A
	Date Filed:	September 6, 2005	Date Filed:	October 21, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 8 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the "SEC") on September 6, 2005 by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the Amended Offer (as defined below) by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at an increased price of $37.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, as amended by amendments to the Schedule TO filed by Parent with the SEC (the "Offer to Purchase"), and the related original (blue) Letter of Transmittal, as amended and supplemented by the Supplement, dated October 25, 2005 (the "Supplement"), to the Offer to Purchase and the related revised (purple) Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Amended Offer").

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Supplement under the headings "Summary Term Sheet", "Questions and Answers About the Amended Offer", "Introduction", "The Amended Offer—Section 1. Terms of the Amended Offer", "The Amended Offer—Section 2. Acceptance for Payment and Payment for Shares", "The Amended Offer—Section 3. Procedures for Accepting the Amended Offer and Tendering Shares", "The Amended Offer—Section 4. Withdrawal Rights" and "The Amended Offer—Section 5. Certain Federal Income Tax Consequences", which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Reference is made to the information set forth in the Supplement under the heading "Introduction," which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Reference is made to the information set forth in the Supplement under the heading "The Amended Offer—Section 9. Source and Amount of Funds", which is incorporated herein by reference.

Item 11.    Additional Information.

        (a)(2) through (4) Reference is made to the information set forth in the Supplement under the headings "Questions and Answers About the Amended Offer", "The Amended Offer—Section 12. Effect of the Amended Offer on the Market for Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations" and "The Amended Offer—Section 13. Certain Legal Matters; Regulatory Approvals", which is incorporated herein by reference.

        (a)(5) Reference is made to the information set forth in the Supplement under the heading "The Amended Offer—Section 13. Certain Legal Matters; Regulatory Approvals", which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Supplement and the revised Letter of Transmittal, which is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(xviii)	Supplement to Offer to Purchase, dated October 25, 2005
(a)(1)(xix)	Revised Letter of Transmittal.
(a)(1)(xx)	Revised Notice of Guaranteed Delivery.
(a)(1)(xxi)	Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(xxii)	Revised Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(xxiii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(ix)
Non-Suit Without Prejudice of Robert Casden filed in the District Court of Dallas County, Texas on September 29, 2005 (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).
(a)(5)(x)
Plaintiff's First Amended Class Action Petition of Green Meadows Partners L.P. against R. Randolph Devening, et al. filed in the County Court at Law of Dallas County, Texas on September 8, 2005 (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).
(a)(5)(xi)
First Amended Shareholder Derivative Petition for Breach of Fiduciary Duty of John Gillespie, derivatively on behalf of 7-Eleven, Inc., against Toshifumi Suzuki, et al. in the County Court at Law of Dallas County, Texas on September 21, 2005 (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).
(a)(5)(xii)
Original Answer of Defendants 7-Eleven, Inc., James W. Keyes, Yoshitami Arai, Jay W. Chai, R. Randolph Devening, Gary J. Fernandes, and Masaaki Asakura in Gillespie vs. Toshifumi Suzuki, et al (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).

Item 13.    Information Required by Schedule 13E-3.

  Item 1.    Summary Term Sheet.

        Reference is made to the information set forth in the Supplement under the headings "Summary Term Sheet" and "Questions and Answers About the Amended Offer", which is incorporated herein by reference.

  Item 2.    Subject Company Information.

        (b)   Reference is made to the information set forth in the Supplement under the headings "Introduction" and "The Amended Offer—Section 12. Effect of the Amended Offer on the Market for Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations", which is incorporated herein by reference.

        (c)   and (d) Reference is made to the information set forth in the Supplement under the headings "The Amended Offer—Section 6. Price Range of the Shares; Dividends" and "The Amended Offer—Section 10. Dividends and Distributions", which is incorporated herein by reference.

2

  Item 3.    Identity and Background of Filing Person.

        (a),  (b) and (c) Reference is made to the information set forth in the Supplement under the heading "The Amended Offer—Section 8. Certain Information Concerning Holdings, Purchaser and Parent", which is incorporated herein by reference.

  Item 4.    Terms of the Transaction.

        (d)   Reference is made to the information set forth in the Supplement under the heading "Special Factors—Section 5. Dissenters' Appraisal Rights", which is incorporated herein by reference.

  Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (b)   and (c) Reference is made to the information set forth in the Supplement under the heading "Special Factors—Section 1. Background of the Amended Offer", which is incorporated herein by reference.

  Item 7.    Purposes, Alternatives, Reasons and Effects.

        (d)   Reference is made to the information set forth in the Supplement under the headings "Special Factors—Section 4. Effects of the Amended Offer", "Special Factors—Section 5. Dissenters' Appraisal Rights", "The Amended Offer—Section 5. Certain Federal Income Tax Consequences" and "The Amended Offer—Section 12. Effect of the Amended Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations", which is incorporated herein by reference.

  Item 8.    Fairness of the Transaction.

        (a)   through (f) Reference is made to the information set forth in the Supplement under the headings "Summary Term Sheet", "Questions and Answers About the Amended Offer", "Introduction", "Special Factors—Section 1. Background of the Amended Offer", "Special Factors—Section 2. Position of the Company Regarding Fairness of the Amended Offer", "Special Factors—Section 3. Position of Holdings, Parent and Purchaser Regarding Fairness of the Amended Offer" and "The Amended Offer—Section 7. Certain Information Concerning the Company", which is incorporated herein by reference.

  Item 10.    Source and Amount of Funds or Other Consideration.

        (c)   Reference is made to the information set forth in the Supplement under the heading "The Amended Offer—Section 14. Fees and Expenses", which is incorporated herein by reference.

  Item 12.    The Solicitation or Recommendation.

        (d)   Reference is made to the information set forth in the Supplement under the headings "Introduction" and "The Amended Offer—Section 7. Certain Information Concerning the Company", which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Supplement under the heading "The Amended Offer—Section 7. Certain Information Concerning the Company" and "Special Factors—Section 2. Position of the Company Regarding Fairness of the Amended Offer", which is incorporated herein by reference.

  Item 13.    Financial Statements.

        (c)   Reference is made to the information set forth in the Supplement under the heading "The Amended Offer—Section 7. Certain Information Concerning the Company", which is incorporated

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herein by reference. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2003 and December 31, 2004 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Item 8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 16, 2005. The unaudited consolidated financial statements of the Company for the nine-month fiscal period ended September 30, 2005 are incorporated herein by reference to Item 9.01 of the Company's Current Report on Form 8-K filed with the SEC on the date hereof.

  Item 15.    Additional Information.

        (b)   See Item 11 of Schedule TO above.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2005

IYG HOLDING COMPANY
By:	/s/ NOBUTAKE SATO Name: Nobutake Sato Title: Vice President & Director
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ TOSHIRO YAMAGUCHI Name: Toshiro Yamaguchi Title: President & COO
SEVEN & I HOLDINGS CO., LTD.
By:	/s/ NORITOSHI MURATA Name: Noritoshi Murata Title: President & COO

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(xviii)	Supplement to Offer to Purchase, dated October 25, 2005
(a)(1)(xix)	Revised Letter of Transmittal.
(a)(1)(xx)	Revised Notice of Guaranteed Delivery.
(a)(1)(xxi)	Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(xxii)	Revised Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(xxiii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(ix)
Non-Suit Without Prejudice of Robert Casden filed in the District Court of Dallas County, Texas on September 29, 2005 (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).
(a)(5)(x)
Plaintiff's First Amended Class Action Petition of Green Meadows Partners L.P. against R. Randolph Devening, et al. filed in the County Court at Law of Dallas County, Texas on September 8, 2005 (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).
(a)(5)(xi)
First Amended Shareholder Derivative Petition for Breach of Fiduciary Duty of John Gillespie, derivatively on behalf of 7-Eleven, Inc., against Toshifumi Suzuki, et al. in the County Court at Law of Dallas County, Texas on September 21, 2005 (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).
(a)(5)(xii)
Original Answer of Defendants 7-Eleven, Inc., James W. Keyes, Yoshitami Arai, Jay W. Chai, R. Randolph Devening, Gary J. Fernandes, and Masaaki Asakura in Gillespie vs. Toshifumi Suzuki, et al (incorporated by reference to Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed October 25, 2005).

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SIGNATURES
EXHIBIT INDEX